SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                              Massey Energy Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.625 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    576206106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                 Daniel S. Loeb
--------------------------------------------------------------------------------
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                           Willkie Farr & Gallager LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------
                                  July 21, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------------------               --------------------------
CUSIP No. 576206106                                   Page 2 of 5 pages
---------------------------------------               --------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Daniel S. Loeb
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)  [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUNMBER OF SHARES           8       SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH                         4,800,000
                        ----------- --------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,800,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,800,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9 %
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------               --------------------------
CUSIP No. 576206106                                   Page 3 of 5 pages
---------------------------------------               --------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Third Point LLC                           I.R.S. #13-3922602
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)                                    (a) [ ]
                                                                    (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY
------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              AF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)  [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------- ----------- --------------------------------------------
                            7       SOLE VOTING POWER

                                    0
                        ----------- --------------------------------------------
NUNMBER OF SHARES           8       SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH                         4,800,000
                        ----------- --------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    0
                        ----------- --------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    4,800,000
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,800,000
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.9 %
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13D ("Amendment No. 3") is filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"), and amends the original Schedule 13D filed on September 19, 2005, as amended by Amendment No. 1, filed on March 16, 2006, and by Amendment No. 2, filed on March 17, 2006, on behalf of the Reporting Persons (the "Schedule 13D"). This Amendment No. 3 relates to the common stock, par value $0.625 per share, of Massey Energy Company, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 3 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 4.  Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     On July 21, 2006, the Management Company and the Company entered into a Settlement Agreement whereby the Company agreed to dismiss the action captioned Baldwin v. Swanson, C.A. No. 2250-N (the "Settlement Agreement"). Under the terms of the Settlement Agreement, the Management Company and the Company agreed
(i) that the Management Company and the Funds would not bring any cause of action to challenge the expansion of the Board of the Directors of the Company (the "Board") to create a seat for James B. Crawford or the appointment of Mr. Crawford to the Board, (ii) that the Company would not expand the size of the Board to create a seat for John C. Baldwin, but Mr. Baldwin would remain eligible to fill any vacancy that may occur on the Board in the future, (iii) to settle and dismiss with prejudice the above captioned action in the Delaware Court of Chancery, (iv) that the Company would reimburse the Management Company and the Funds for $750,000 of legal fees incurred in connection with the proxy contest and in connection with the above captioned action in the Delaware Court of Chancery, and (v) that the current composition of the Board is: Don L. Blankenship, James B. Crawford, Robert H. Foglesong, E. Gordon Gee, William R. Grant, Bobby R. Inman, Daniel S. Loeb, Dan R. Moore, Martha R. Seger and Todd Q. Swanson.

Item 5.  Interest in Securities of the Issuer

     Item 5(c) of the Schedule 13D is hereby replaced with the following:

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A were effected in open market transactions on the New York Stock Exchange through a securities broker.

     Except as set forth on Schedule A, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 7.  Exhibits

     1. Settlement Agreement, dated July 21, 2006, by and between Third Point LLC and Massey Energy Company.

                                   Schedule A

     (Transactions by the Funds in Common Stock during the last sixty days)



Date                   Transaction           Shares         Price Per Share

5-22-2006              Buy                   438,400         37.8
5-22-2006              Sell                  438,400         37.8
5-31-2006              Buy                    28,200         37.32
5-31-2006              Sell                   28,200         37.32

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July __, 2006







                                       THIRD POINT LLC



                                       By:  /s/ Daniel S. Loeb
                                            -----------------------------------
                                            Name:  Daniel S. Loeb
                                            Title:  Chief Executive Officer




                                       /s/ Daniel S. Loeb
                                       -----------------------------------
                                           Daniel S. Loeb







               [Signature Page to Amendment No. 3 to Schedule 13D]